ANAVEX LIFE SCIENCES CORP.
630 5th Avenue, 20th Floor

New York, NY USA 10111

July 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	Anavex Life Sciences Corp.
Request for Acceleration of Registration Statement on Form S-3
File No. 333-288661

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anavex Life Sciences Corp., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-288661), filed with the U.S. Securities and Exchange Commission on July 14, 2025, to 4:00 P.M. ET on July 23, 2025 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 or Clayton.Parker@klgates.com of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Christopher Missling, PhD
Christopher Missling, PhD Chief Executive Officer